SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)

Ener1, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29267A203
(CUSIP Number)

Anthony Castano
Ener1 Group, Inc.
1540 Broadway, Suite 40D
New York, New York  10036
(212) 920-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29267A203

(1)	Names of reporting person: Boris Zingarevich
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions):
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Russia
Number of Shares Beneficially Owned by each reporting personwith:	(7)	Sole Voting Power: -0-
	(8)	Shared Voting Power: 104,376,280(1)(2)
	(9)	Sole Dispositive Power: -0-
	(10)	Shared Dispositive Power: 104,376,280(1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 104,376,280(1)(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13)	Percent of Class Represented by Amount in Row (11): 47.3%(3)
(14)	Type of Reporting Person: IN

CUSIP No. 29267A203

(1)	Names of reporting person: Ener1 Group, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions):
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Florida
Number of Shares Beneficially Owned by each reporting personwith:	(7)	Sole Voting Power: -0-
	(8)	Shared Voting Power: 89,564,508(1)
	(9)	Sole Dispositive Power: -0-
	(10)	Shared Dispositive Power: 89,564,508(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 89,564,508(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13)	Percent of Class Represented by Amount in Row (11): 42.0%(3)
(14)	Type of Reporting Person: CO

CUSIP No. 29267A203

(1)	Names of reporting person: Bzinfin S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions):
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: British Virgin Islands
Number of Shares Beneficially Owned by each reporting personwith:	(7)	Sole Voting Power: -0-
	(8)	Shared Voting Power: 104,376,280(2)
	(9)	Sole Dispositive Power: -0-
	(10)	Shared Dispositive Power: 104,376,280(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 104,376,280(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13)	Percent of Class Represented by Amount in Row (11): 47.3%(3)
(14)	Type of Reporting Person: CO

This Amendment No. 15 to Schedule 13D (this “Amendment No. 15”) is filed by (i) Boris Zingarevich (“BZ”), (ii)  Ener1 Group, Inc. (“Ener1 Group”) and (iii) Bzinfin S.A. (“Bzinfin” and together with BZ and Ener1 Group, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Ener1, Inc., a Florida corporation (the “Company”).  This Amendment No. 15 amends and supplements Amendment No. 1 to Schedule 13D dated January 3, 2002 filed by the Reporting Persons (which amended and superseded in its entirety the Schedule 13D dated January 3, 2002 filed by the Reporting Persons), as amended by Amendment No. 2 to Schedule 13D dated March 15, 2002 filed by the Reporting Persons, as amended by Amendment No. 3 to Schedule 13D dated September 6, 2002 filed by the Reporting Persons, as amended by Amendment No. 4 to Schedule 13D dated August 3, 2010 filed by the Reporting Persons, as amended by Amendment No. 5 to Schedule 13D dated October 1, 2010 filed by the Reporting Persons, as amended by Amendment No. 6 to Schedule 13D dated February 8, 2011 filed by the Reporting Persons, as amended by Amendment No. 7 to Schedule 13D dated June 29, 2011 filed by the Reporting Persons, as amended by Amendment No. 8 to Schedule 13D dated September 12, 2011 filed by the Reporting Persons, as amended by Amendment No. 9 to Schedule 13D dated November 16, 2011 filed by the Reporting Persons, as amended by Amendment No. 10 to Schedule 13D dated December 23, 2011 filed by the Reporting Persons, as amended by Amendment No. 11 to Schedule 13D dated January 9, 2012 filed by the Reporting Persons, as amended by Amendment No. 12 to Schedule 13D dated January 20, 2012 filed by the Reporting Persons, as amended by Amendment No. 13 to Schedule 13D dated January 26, 2012 filed by the Reporting Persons and as amended by Amendment No. 14 to Schedule 13D dated January 27, 2012 filed by the Reporting Persons  (as amended, the “Statement”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 15.  All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 18, 2010, a copy of which has been filed as Exhibit 99.1 to the Statement, and which is incorporated herein by reference.

Item 4 of the Statement is hereby amended to the extent hereinafter expressly set forth.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended to add the following information:

On February 16, 2012, in connection with the Chapter 11 Case, the Bankruptcy Court granted final authorization for the Company’s $20 million debtor-in-possession revolving loan facility (the “DIP Facility”) governed by the terms and conditions of the DIP Loan Agreement.  As a result of the Bankruptcy Court’s related Order, the entire $20 million of the DIP Facility is available to the Company, subject to the terms and conditions of the DIP Loan Agreement and such Order.  As of the February 17, 2012, the Company has borrowed approximately $13 million under the DIP Facility.

Court documents filed in the Chapter 11 Case (other than documents filed under seal or otherwise subject to confidentiality protections) will be accessible at the Bankruptcy Court’s Internet site, www.nysb.uscourts.gov, through an account obtained from Pacer Service Center at 1-800-676-6856 or online at http://pacer.psc.uscourts.gov.  The information set forth on the foregoing websites shall not be deemed to be a part of or incorporated  by reference into this Statement.
_____________________
Footnotes:

(1)
Ener1 Group’s ownership consists of: (i) 70,654,430 shares of Common Stock and (ii) 18,910,078 shares of Common stock underlying presently exercisable derivative securities issued by the Company to Ener1 Group.

(2)
Bzinfin’s ownership consists of: (i) 10,053,209 shares of Common Stock and (ii) 4,758,563 shares of Common Stock underlying presently exercisable derivative securities issued by the Company to Bzinfin.  In addition to such foregoing shares of Common Stock, Bzinfin may be deemed to beneficially own the 89,564,508 shares of Common Stock owned by Ener1 Group as reported in above Footnote 1 by reason of owning and controlling Ener1 Group.   As reported in the Statement, Bzinfin has the right to purchase from Ener1 Group up to 72,204,919 of such  89,564,508 shares of Common Stock, as the 72,204,919  shares underlie presently exercisable derivative securities issued by Ener1 Group to Bzinfin. However, in order to avoid duplicity, these 72,204,919 shares of Common Stock are not included within Bzinfin’s ownership stated in the first sentence of this Footnote 2.

(3)
Based on 196,921,499 outstanding shares of Common Stock as of September 30, 2011.  The beneficial ownership percentages were calculated on an “as-exercised” and “as-converted” basis for derivative securities that are presently exercisable or exercisable within 60 days of the date hereof in accordance with Rule 13d-3(d)(1) of the Exchange Act.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BORIS ZINGAREVICH

/s/ Boris Zingarevich	February 21, 2012
Boris Zingarevich	Date

ENER1 GROUP, INC.

/s/ Anthony Castano	February 21, 2012
Anthony Castano Chief Financial Officer	Date

BZINFIN S.A.

/s/ Patrick T. Bittel	February 21, 2012
Patrick T. Bittel, Attorney-in-Fact	Date